Exhibit 99.2

Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format

Index

Glossary
Separate Condensed Interim Financial Statements
Separate Statements of Comprehensive Income
Separate Statements of Financial Position
Separate Statements of Changes in Equity
Separate Statements of Cash Flows
Notes to the Separate Condensed Interim Financial Statements
Report of Revision on the Separate Condensed Interim Financial Statements
Report of the Supervisory Commission

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
The company	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
BOPREAL	Bonds for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
COUNTRY Tax	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
ICAO	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenses
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Separate Condensed Interim Financial Statements

For the three-month period of the

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the three month, periods ended at March 31, 2024 and 2023

		Three months at
		03.31.2024	03.31.2023

	Note	Millions of $
Continuous Operations
Sales income	3	188,619	158,244
Construction income		28,672	23,612
Cost of service	4.1	(103,228)	(90,687)
Construction costs		(28,620)	(23,589)
Income for gross profit for the period		85,443	67,580
Distribution and selling expenses	4.2	(10,791)	(9,194)
Administrative expenses	4.3	(6,960)	(6,152)
Other income and expenses, net	5.1	3,350	3,530
Operating profit for the period		71,042	55,764
Finance Income	5.2	(65,813)	1,647
Finance Costs	5.3	255,049	3,990
Result from exposure to changes in the purchasing power of the currency		(13,579)	(2,805)
Result of investments accounted for by the equity method		(715)	(55)
Income before income tax		245,984	58,541
Income tax	5.4	(94,949)	(27,944)
Income for the period for continuous operations		151,035	30,597
Net Income for the period		151,035	30,597
Other comprehensive income		-	-
Comprehensive Income for the period		151,035	30,597

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		584.2356	118.3557

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Financial Position

At March 31, 2024 and December 31, 2023

		03.31.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method	6	1,752	2,467
Intangible Assets	7	1,357,354	1,346,046
Rights of use		4,394	4,818
Other receivables		22,909	28,109
Investments		48,890	66,152
Total Non-Current Assets		1,435,299	1,447,592
Current Assets
Other receivables	9.1	7,828	6,782
Trade receivables, net	9.2	57,389	68,454
Investments	9.3	26,229	37,070
Cash and cash equivalents	9.4	86,811	110,916
Total Current Assets		178,257	223,222
Total Assets		1,613,556	1,670,814
Shareholders’ Equity and Liabilities
Equity attributable to majority shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		97,170	97,170
Legal and facultative reserve		570,278	570,227
Retained earnings		165,489	14,454
Subtotal		833,333	682,247
Liabilities
Non-Current Liabilities
Provisions and other charges	11	8,514	9,424
Financial debts	8	488,043	771,057
Deferred income tax liabilities		142,394	47,445
Lease liabilities		3,248	5,396
Accounts payable and others	9.5	933	1,435
Total Non- Current Liabilities		643,132	834,757
Current Liabilities
Provisions and other charges	11	18,289	26,068
Financial debts	8	45,003	31,606
Lease liabilities		2,256	3,265
Accounts payable and others	9.5	63,331	82,261
Fee payable to the Argentine National Government	10	8,212	10,610
Total Current Liabilities		137,091	153,810
Total Liabilities		780,223	988,567
Total Shareholder’s Equity and Liabilities		1,613,556	1,670,814

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Changes in Equity

At March 31, 2024 and 2023

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total
	Millions of $
Balance at 01.01.24	259	137	97,170	19,382	548,080	2,765	14,454	682,247
Compensation plan	-	-	-	-	-	51	-	51
Net Income for the period	-	-	-	-	-	-	151,035	151,035
Balance at 03.31.2024	259	137	97,170	19,382	548,080	2,816	165,489	833,333

Balance at 01.01.23	259	137	96,560	16,336	459,891	2,406	87,672	663,261
Compensation plan	-	-	-	-	-	75	-	75
Net Income for the period	-	-	-	-	-	-	30,597	30,597
Balance at 03.31.2023	259	137	96,560	16,336	459,891	2,481	118,269	693,933

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Cash Flow

For the three-month periods ended at March 31, 2024 and 2023

		03.31.2024	03.31.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		151,035	30,597
Adjustment for:
Income tax		94,949	27,944
Amortization of intangible assets	4/7	17,364	16,594
Depreciation right of use	4	425	720
Bad debts provision	4	653	656
Specific allocation of accrued and unpaid income		8,212	8,007
Income of investments accounted for by the equity method	6	715	55
Compensation plan		51	75
Accrued and unpaid financial debts interest costs	8	12,055	9,898
Accrued deferred revenues and additional consideration	11	(2,770)	(2,307)
Accrued and unpaid Exchange differences		(198,133)	(12,012)
Litigations provision	11	263	240
Inflation Adjustment		(24,094)	(13,427)
Changes in operating assets and liabilities:
Changes in trade receivables		(43,736)	(11,364)
Changes in other receivables		(23,441)	(3,136)
Changes in commercial accounts payable and others		46,772	6,112
Changes in provisions and other charges		2,006	(6,305)
Changes in specific allocation of income to be paid to the Argentine National State		(2,217)	(10,814)
Increase of intangible assets		(28,672)	(23,612)
Net cash Flow generated by operating activities		11,437	17,921
Cash Flow for investing activities
Acquisition of investments		(5,987)	-
Collection of investments		1,567	4
Net Cash Flow (applied to) / generated by investing activities		(4,420)	4
Cash Flow from financing activities
New Financial debts	8	-	5,299
Payment of leases		(660)	(562)
Financial debts paid- principal	8	(20,864)	(14,552)
Financial debts paid- interests	8	(10,695)	(11,667)
Net Cash Flow applied to financing activities		(32,219)	(21,482)
Net decrease in cash and cash equivalents		(25,202)	(3,557)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		110,916	120,674
Net decrease in cash and cash equivalents		(25,202)	(3,557)
Inflation adjustment generated by cash and cash equivalents		26,187	14,878
Foreign Exchange differences by cash and cash equivalents		(25,090)	(3,156)
Cash and cash equivalents at the end of the period		86,811	128,839

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Separate Financial Statements corresponding to the year ended December 31, 2023.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the SNA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved through Resolution N° 60/21 the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

To date, the Company has complied with these commitments.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56.695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

NOTE 2 – ACCOUNTING POLICIES

These Separate Condensed Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on May 8, 2024.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS accounting standards, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Separate Interim Financial Statements of the Company for the three-month period ended March 31, 2024 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated condensed Interim Financial Statements at March 31, 2023 (the “Condensed Consolidated Interim Financial Statements”) and the annual separate and consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Separate Condensed Interim Financial Statements of AA2000 as of March 31, 2023 and the Consolidated Financial Statements at December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2024, based on the application of IASB 29 (see Note 3.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

At March 31, 2024, the Company has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 03.31.2024

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,688	(942)	1,675
Cargo & Logistics SA.	1,614,687	98.63%	1	-	1
Paoletti América S.A.	100,000	100.00%	34	34	34
Texelrío S.A. (3)	6,000	50.00%	-	-	-
Villalonga Furlong S.A (4)	84,000	70.00%	60	193	42
Servicios y Tecnología Aeroportuarios S.A. (2)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit. It does not evaluate the performance of the airports on a standalone basis but considering all airports as a whole. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Separate Financial Statements as of December 31, 2023.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2024.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2023.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of March 31, 2024, the price index amounted to 5,429.0116, with inflation for the three-month period of 53.6% and year-on-year of 293.1%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Separate Condensed Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, right of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Separate Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2024 through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to BNA, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2024 was a loss of $94,949 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $216,071 million, because as of March 31, 2024, the variation of the IPC for the period of 36 months at the end of fiscal year 2024 will exceed 100%.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 3 - SALES INCOME

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Air station use rate	102,185	81,637
Landing fee	9,652	6,628
Parking fee	3,731	2,433
Total aeronautical income	115,568	90,698
Total non-aeronautical income	73,051	67,546
Total	188,619	158,244

As of March 31, 2024 and 2023, "over the time" income from contracts with customers for the three-month periods was $160,236 million and $131,500 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Specific allocation of income	27,957	23,431
Airport services and maintenance	18,801	17,430
Amortization of intangible assets	17,212	16,489
Salaries and social charges	30,168	25,385
Fee	879	204
Utilities and fees	3,446	3,344
Taxes	1,035	926
Office expenses	3,169	2,554
Insurance	136	204
Depreciation rights of use	425	720
Total	103,228	90,687

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (contd.)

4.2. Distribution and marketing expenses

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Amortization of intangible assets	2	2
Salaries and social charges	65	257
Taxes	9,657	8,060
Office expenses	9	2
Advertising	405	217
Provision for bad debts	653	656
Total	10,791	9,194

4.3. Administrative expenses

	Three months at
	03.31.2024	03.31.2023

	Millions of $
Airport services and maintenance	157	153
Amortization of intangible assets	150	103
Salaries and social charges	3,702	3,271
Fee	789	479
Utilities and fees	-	11
Taxes	1,150	1,054
Office expenses	825	950
Insurance	81	72
Fees to the Board of Directors and the Supervisory Committee	106	59
Total	6,960	6,152

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses	Three months at
	03.31.2024	03.31.2023

	Millions of $
Trust for Strengthening	4,659	3,903
Other	(1,309)	(373)
Total	3,350	3,530

5.2. Finance Income	Three months at
	03.31.2024	03.31.2023

	Millions of $
Interest	9,783	6,187
Foreign Exchange differences	(75,596)	(4,540)
Total	(65,813)	1,647

5.3 Finance Expenses	Three months at
	03.31.2024	03.31.2023

	Millions of $
Interest	(12,319)	(12,024)
Foreign Exchange differences	267,368	16,014
Total	255,049	3,990

5.4 Income Tax	Three months at
	03.31.2024	03.31.2023

	Millions of $
Deferred	(94,949)	(27,944)
Total	(94,949)	(27,944)

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	03.31.2024	03.31.2023

	Millions of $
Balance at January 1	2,467	2,001
Income from investments accounted for by the equity method	(715)	(55)
Balance at March 31	1,752	1,946

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 7 - INTANGIBLE ASSETS

		03.31.2024	03.31.2023

	Note	Millions of $
Original values:
Initial balance		2,201,304	2,072,711
Acquisitions of the period		28,672	23,612
Balance at March 31		2,229,976	2,096,323

Accumulated Amortization:
Initial balance		(855,258)	(778,879)
Amortization of the period	4	(17,364)	(16,594)
Balance at March 31		(872,622)	(795,473)
Net balance at March 31		1,357,354	1,300,850

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	03.31.2024	03.31.2023

	Millions of $
Initial balance	802,663	605,585
New financial debts	-	5,299
Financial debts paid	(31,559)	(26,219)
Accrued interest	12,055	9,898
Foreign Exchange differences	(257,667)	(16,352)
Inflation adjustment	7,554	1,576
Total Net Balance at March 31	533,046	579,787

8.2 Breakdown of financial debt

	03.31.2024	03.31.2023

Non-current Financial Debts	Millions of $
Bank borrowings	8,580	12,423
Negotiable Obligations	480,363	760,109
Cost of issuance of NO	(900)	(1,475)
	488,043	771,057

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

	03.31.2024	03.31.2023

Current Financial Debts	Millions of $
Bank borrowings	6,207	12,621
Negotiable Obligations	39,002	19,292
Bank overdrafts	42	77
Cost of issuance of NO	(248)	(384)
	45,003	31,606
	533,046	802,663

As of March 31, 2024 and December 31, 2023, the fair value of the financial debt amounts to $528,817 million and $752,781 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2023.

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 03.31.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1) (2)	02.2017	02.2027	6.875%		U$S	400.0	15.0	16.3
Class I Series 2020(1) (2) (3)	04.2020	02.2027	6.875	%(5)	U$S	306.0	54.1	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9.500%		U$S	62.0	62.0	62
Class V (3)	02.2022	02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S (6)	36.0	27.5	36.0
Class IX (3)	08.2022(4)	08.2026	0.000%		U$S (6)	32.7	25.4	32.7
Class X (3)	07.2023	07.2025	0.000%		U$S (6)	25.1	18.1	25.1

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to international NOs.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the CNV on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. At March 31, 2024, the Company is in compliance with financial covenants.

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.		Currency	Initial Capital(2)	Capital at 03.31.2024 (2)	Capital at 12.31.2023 (2)
Province of Buenos Aires (1)	04.2019	07.2024	7%		U$S	3.1	0.1	0.3
On Shore Renegotiation	11.2021	11.2024	8,500%		U$S	18.0	6.7	8.9
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7,875	%(3)	U$S	10.0	10.0	10.0
Citibank - Overdraft	03.2023	03.2024	76,000%			$1,186.0	-	1,186.0
Import Financing	09.2023	01.2024	15,500%		U$S	0.5	-	0.5
Import Financing	09.2023	12.2024	15,500%		U$S	0.1	0.1	0.1

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Citibank - Overdraft

As of March 31, 2024, the overdraft lines that were taken in 2023 were cancelled.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables		03.31.2024	03.31.2023

	Note	Millions of $
Trust for Strengthening	10.1	22,909	28,109
Total		22,909	28,109

9.1.2 Other current receivables		03.31.2024	03.31.2023

	Note	Millions of $
Expenses to be recovered		83	406
Guarantees granted		1	2
Related parties	10.1	329	204
Tax credits		6,657	5,097
Prepaid Insurance		755	1,065
Others		3	8
Total		7,828	6,782

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (contd.)

9.2 Trade receivables		03.31.2024	03.31.2023

	Note	Millions of $
Trade receivables		62,372	75,984
Related parties	10.1	579	392
Checks-postdated checks		757	1,477
Subtotal sales credits		63,708	77,853
Provision for bad debts		(6,319)	(9,399)
Total		57,389	68,454

9.2.1 Changes in Bad Debt Provisions		03.31.2024	03.31.2023

	Note	Millions of $
Initial Balance		9,399	10,947
Increases /Recoveries of the period	4.2	653	656
Foreign exchange difference		(275)	896
Applications of the period		(27)	(495)
Inflation adjustment		(3,431)	(1,988)
Bad Debts provisions at March 31		6,319	10,016

9.3.1 Non-current investments		03.31.2024	03.31.2023

	Note	Millions of $
Negotiable obligations		45,940	61,882
Negotiable obligations of related companies	10.1	2,950	4,270
Total		48,890	66,152

9.3.2 Current investments		03.31.2024	03.31.2023

	Note	Millions of $
Other financial assets of related companies	10.1	21,619	30,948
Negotiable Obligations		4,162	6,122
Other Financiall Assets		448	-
Total		26,229	37,070

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (contd.)

9.4 Cash and cash equivalents

		03.31.2024	03.31.2023

	Nota	Millions of $
Cash and funds in custody		133	244
Banks	13	51,796	81,664
Checks not yet deposited		58	323
Term deposits and others		34,824	28,685
Total		86,811	110,916

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	03.31.2024	03.31.2023

	Millions of $
Suppliers	933	1,435
Total	933	1,435

9.5.2 Commercial accounts payable and other current

		03.31.2024	03.31.2023

	Nota	Millions of $
Suppliers		31,820	42,774
Foreign suppliers		3,047	5,309
Debts with Related Parties	10.1	1,955	2,454
Salaries and social security liabilities		24,709	29,143
Other fiscal debts		1,800	2,581
Total		63,331	82,261

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at March 31, 2024 and December 31, 2023 are as follows:

	03.31.2024	03.31.2023

Other receivables	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	152	135
Other related companies	177	69
Total	329	204

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	03.31.2024	03.31.2023

Trade receivables	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	212	-
Other related companies	367	392
Total	579	392

	03.31.2024	03.31.2023

Investments	Millions of $
Servicios y Tecnología Aeroportuarios S.A. (1)	8,796	12,592
Other related companies (2) - current	12,823	18,356
Other related companies -non current	2,950	4,270
Total	24,569	35,218

(1) As of December 31, 2023, it includes a loan granted on July 27, 2023, which was renewed on December 18, 2023, to Servicios y Tecnología Aeroportuarios S.A. for US$10,6 million with a T.N.A. of 4.5%. The loan is for a term of 12 months with cancellation in a single payment of principal and interest at maturity.

(2) As of December 31, 2023, it includes a loan granted on June 9, 2023, which was renewed on December 6, 2023, to Compañía General de Combustibles S.A. for US$14.8 million with a T.N.A. of 4.5%. The loan is for a term of 6 months with cancellation in a single payment of principal and interest at maturity.

	03.31.2024	03.31.2023

Accounts payable and other	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	254	61
Texelrio S.A.	589	192
Other related companies	1,112	2,201
Total	1,955	2,454

The balances with the Argentine National State as of March 31, 2024 and December 31, 2023 are as follows:

	03.31.2024	03.31.2023

	Millions of $
Debt - Specific allocation of income	8,212	10,610
Credit - Strengthening Trust (1)	22,909	28,109

(1) To fund the investment commitments of the company.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties

Transactions with related parties during the three-month periods ended March 31, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $761 million and $727 million to the cost, respectively.

With Texelrío S.A. For maintenance at the airports, the Company has allocated $1,417 million and $802 million, respectively, to the cost.

The Company has allocated to the cost $828 million and $822 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $233 million and $267 million to the cost, respectively.

The Company has allocated to the cost $245 million and $255 million, respectively, with Servicios Integrales América S.A. for systems and technology services.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $523 million to the cost for the period ended at March 31, 2024.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $449 million for the period ended at March 31, 2024.

The Company has recorded commercial income of $498 million and $323 million with Duty Paid S.A., respectively.

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $342 million and $295 million for the three-month periods ended at March 31, 2024 and 2023, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties (Contd.)

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	4,004	263	(307)	(1,423)	-	146	2,683	1,207	1,476
Deferred Income	21,631	1,849	-	(5,588)	(2,405)	410	15,897	2,725	13,172
Guarantees Received	2,763	4	19	(861)	-	-	1,925	-	1,925
Upfront fees from concessionaires	4,290	401	-	-	(365)	-	4,326	2,925	1,401
Others	2,804	1	-	(1,000)	40	127	1,972	1,657	315
Total 2024	35,492	2,518	(288)	(8,872)	(2,730)	683	26,803	8,514	18,289

	Nota	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.23	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		4,320	240	(535)	(766)	-	468	3,727	1,671	2,056
Deferred Income		14,320	1,120	-	(1,360)	(2,099)	1,230	13,211	3,097	10,114
Trust for works		9,033	3,726	(5,979)	(1,457)	605	-	5,928	-	5,928
Guarantees Received		1,517	460	(122)	(71)	-	-	1,784	-	1,784
Upfront fees from concessionaires		3,616	86	-	-	(208)	-	3,494	2,614	880
Others		5,876	4	(1,164)	(994)	896	(55)	4,563	1,733	2,830
Total 2023		38,682	5,636	(7,800)	(4,648)	(806)	1,643	32,707	9,115	23,592

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2024		Foreign exchange rates	Amount in local currency at 03.31.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Cash and cash equivalents	U$S	60	855.00	51,505	81,472
Net trade receivables	U$S	35	855.00	29,650	46,892
Investments	U$S	31	855.00	26,229	37,070
Total current assets				107,384	165,434

Non-Current Assets
Investments	U$S	57	855.00	48,890	66,153
Total Non-Current Assets				48,890	66,153
Total assets				156,274	231,587

Liabilities
Current Liabilities
Provisions and other charges	U$S	1	858.00	1,106	2,371
Financial debts	U$S	53	858.00	45,209	49,473
Lease liabilities	U$S	3	858.00	2,256	3,265
Commercial accounts payable and others	U$S	13	858.00	11,207	19,688
	EUR	3	929.5572	2,466	3,519
Total current liabilities				62,244	78,316

Non-Current Liabilities
Provisions and other charges	U$S	3	858.00	2,863	3,717
Financial debts	U$S	570	858.00	488,943	772,534
Lease liabilities	U$S	4	858.00	3,248	5,396
Commercial accounts payable and others	U$S	1	858.00	933	1,432
Total non-current liabilities				495,987	783,079
Total liabilities				558,231	861,395
Net liability position				401,957	629,808

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2024 and December 31, 2023 include $1 million and $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of March 31, 2024, and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $5,158 million and $7,286 million, respectively.

NOTE 14 - CAPITAL STOCK

At March 31, 2024 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258.517.299
Registered with the Public Registry of Commerce	258.517.299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL CLASS A, B, C AND D AND SPECIAL PREFERRED SHARES MEETINGS OF AEROPUERTOS ARGENTINA 2000 S.A. FROM APRIL 26, 2023 AND APRIL 24, 2024 (presented in $ in the currency of the date of the assemblies)

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 that, after absorbing the accumulated losses of the previous year for the sum of ($22,199,777,489), amounted to $18,438,253,482, has the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 24, 2024, it was resolved that the positive result of $9,406,678,415 has the following destination:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment: and

(ii)	the balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable

Notes to the Separate Condensed Interim Financial Statements

At March 31, 2024 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	03.31.2024	03.31.2023
Income for the period (in millions of $)	151,035	30,597
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	584.2356	118.3557

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Separate Condensed Interim Financial Statements must be read in light of the economic context in which the Company operates, which was stated in the annual Separate Financial Statements in note 21. Inflation for the first quarter of 2024 and year-on-year are indicated in note 3, the devaluation for the quarter was 6% and some restrictions to access the MULC continue in force.

Volatility and uncertainty continue at the date of issuance of these Separate Condensed Interim Financial Statements, so the Company's Management permanently monitors the evolution of the variables that affect its businesses, to identify the potential impacts on its equity and financial situation and define the necessary courses of action.

These Separate Condensed Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Separate Financial Statements audited at December 31, 2023.

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

As of the date the Company has sold the holding in BOPREAL Serie 2. The amount obtained from the sale was applied to imports debt.

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the separate condensed interim financial statements

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the separate statement of financial position as of March 31, 2024, the separate statements of comprehensive income, of changes in equity and cash flows for the three-month period ended March 31, 2024 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS accounting standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the separate condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these separate condensed interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of separate condensed interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the International Standard of Accounting 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	As of March 31, 2024, the debt accrued in favor of the Integrated Argentine Pension System of Aeropuertos Argentina 2000 S.A. that arises from the accounting records and settlements of the Company amounted to $2,933,357,550, not being payable as of that date.

Autonomous City of Buenos Aires, May 8, 2024.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate statement of financial position as of March 31, 2024, the separate statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2024, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated May 8, 2024, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that separate condensed interim financial statements of the Company as of March 31, 2024: (i) consider all significant events and circumstances that are known to us; (ii) they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and (iii) regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8, 2024.

TOMÁS M. ARAYA

By Surveillance Committee